Balance Sheet Unaudited

Qayinara Animation, Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash - Chase 2618	2,718.36
Cash - CNB 0092	2,645.37
Cash - CNB 2624 (Closed)	0.00
Cash - CNB Savings 0106	-20.00
Total for Bank Accounts	**$5,343.73**
Other Current Assets	
A/R - Al Moore	0.00
A/R - Jason Moody	0.00
Advance - Jason Moody	10,000.00
Advance - Johnny Bosch	0.00
Total for Other Current Assets	**$10,000.00**
Total for Current Assets	**$15,343.73**
Total for Assets	**$15,343.73**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
A/P - Penguin Random House	23,120.00
Loan Payable	
Angel Studios	0.00
Total for Loan Payable	**$0.00**
Short-Term Loan Payable	
Brad Gibson	26,100.00
Colossul Studio, LLC	5,000.00
Sound Capital Management	8,000.00
Total for Short-Term Loan Payable	**$39,100.00**
Total for Other Current Liabilities	**$62,220.00**
Total for Current Liabilities	**$62,220.00**
Long-term Liabilities	
N/P - Colossul Studios	292,034.00
Total for Long-term Liabilities	**$292,034.00**
Total for Liabilities	**$354,254.00**
Equity	
Preferred Stock	
Angel Acceleration Fund	1,000,000.00
Crowdfund	550,959.48
Total for Preferred Stock	**$1,550,959.48**
SAFE - Christine Moore	250,000.00
Retained Earnings	-1,962,710.15

Balance Sheet Unaudited

Qayinara Animation, Inc.

As of Dec 31, 2025

	TOTAL
Net Income	-177,159.60
Total for Equity	**-$338,910.27**
Total for Liabilities and Equity	**$15,343.73**

Profit and Loss Unaudited

Qayinara Animation, Inc.
January-December, 2025

	TOTAL
Income	
Income - Guild Revenue	27,166.23
Reimbursed Expenses	90.00
Total for Income	**$27,256.23**
Gross Profit	**$27,256.23**
Expenses	
Application Fees	10,000.00
Bank Charges	108.67
Compositing	3,000.00
Funding	25,232.50
Interest Paid	52,034.00
IT	
Software	11,068.78
Total for IT	**$11,068.78**
Marketing	
Booth Supplies	218.39
Conference Tickets	60.00
Membership Dues	50.00
Swag/Giveaways	82.60
Total for Marketing	**$410.99**
Music Team	
Main Title Composer	7,333.00
Total for Music Team	**$7,333.00**
Office Expenses	14.67
Overseas Animation Studio	$51,750.00
Flat Fee Invoice	2,500.00
Total for Overseas Animation Studio	**$54,250.00**
Payroll Tax Expenses	
FICA	372.00
FUTA	175.45
Medicare	87.00
SUI - OH	162.00
Total for Payroll Tax Expenses	**$796.45**
Post	
Mix	200.00
Music Licensing	1,500.00
SFX/Sound Design	1,000.00
Special Effects Design	1,175.00
Total for Post	**$3,875.00**
Producer's Unit	
Executive Producer	16,000.00
Total for Producer's Unit	**$16,000.00**
Production Staff	5,000.00

Profit and Loss Unaudited

Qayinara Animation, Inc.

January-December, 2025

	TOTAL
Production Support	
Insurance	6,723.18
Production - Accounting	5,535.20
Total for Production Support	**$12,258.38**
Shipping & Postage	206.70
Travel/Entertainment	
Marketing - Producer Travel/Food/Accommodation	910.73
Production - Producer Travel/Food/Accommodation	1,915.96
Total for Travel/Entertainment	**$2,826.69**
Total for Expenses	**$204,415.83**
Net Operating Income	**-$177,159.60**
Net Other Income	
Net Income	**-$177,159.60**

Consolidated Financial Statements

Qayinara Animation, Inc.

For the period ended December 31, 2024

Prepared on

April 14, 2025

Table of Contents

Profit and Loss

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Bank Charges	472.03
Compositing	4,500.00
Design Team	
Lighting Direction	6,500.00
Previz 3D Modeler	3,500.00
Visual Development - Background	10,475.00
Total Design Team	**20,475.00**
Digital Production Asset	122.74
Editorial Team	
Animatic Editor	11,375.00
Total Editorial Team	**11,375.00**
IT	
Equipment	1,785.57
Software	16,201.27
Total IT	**17,986.84**
Manga	480.00
Marketing	
Booth Fees	72.66
Booth Supplies	173.49
Consulting Fees	1,500.00
Marketing Consultant	2,200.00
Membership Dues	50.00
Printing	5,415.63
Swag/Giveaways	82.60
Total Marketing	**9,494.38**
Music Team	
Main Title Composer	14,666.00
Total Music Team	**14,666.00**
Office Expenses	140.00
Overseas Animation Studio	120,750.00
Flat Fee Invoice	67,740.00
Total Overseas Animation Studio	**188,490.00**
Payroll Tax Expenses	
FICA	25,688.64
FUTA	520.98
Medicare	6,007.84

	Total
SUI - CA	526.85
SUI - NJ	273.01
SUI - OH	243.00
SUI - Revolution Payroll	385.62
SUI - SC	57.40
SUI - TN	188.99
SUI - VA	380.38
Total Payroll Tax Expenses	**34,272.71**
Post	
Music Licensing	1,500.00
SFX/Sound Design	5,000.00
Special Effects Design	5,050.00
Total Post	**11,550.00**
Producer's Unit	
Executive Producer	313,998.87
Line Producer	1,496.00
Producer and Overseas Supervisor	76,875.00
Total Producer's Unit	**392,369.87**
Production Staff	
Production Assistant	6,000.00
Production Coordinator	11,851.47
Production Manager	15,380.00
Total Production Staff	**33,231.47**
Production Support	
Insurance	4,318.36
Workers Comp - Revolution Payroll	456.77
Total Insurance	**4,775.13**
Production - Accounting	11,773.40
Production - Legal	29,591.50
Total Production Support	**46,140.03**
Research	49.30
Scripts and Writers	
Assistant Story Editor	23,503.46
Script Fee	17,200.00
Total Scripts and Writers	**40,703.46**
Shipping & Postage	318.76
Storyboard Team	
Storyboard Artist	37,647.60
Storyboard Revisionist	7,000.00
Total Storyboard Team	**44,647.60**
Taxes - Other	750.00
Travel/Entertainment	

	Total
Marketing - Producer Travel/Food/Accommodation	16,838.51
Production - Producer Travel/Food/Accommodation	8,531.22
Total Travel/Entertainment	**25,369.73**
Uncategorized Expense	161.24
Voice Talent/Records	
Cast	10,830.82
Employee Benefits - Revolution Payroll	2,220.31
Total Cast	**13,051.13**
Casting Director	2,500.00
Record Studio/Engineer	13,282.75
Total Voice Talent/Records	**28,833.88**
Total Expenses	**926,600.04**
NET OPERATING INCOME	-926,600.04
NET INCOME	$ -926,600.04

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash - Qayinara 2624	91,249.33
Total Bank Accounts	**91,249.33**
Total Current Assets	**91,249.33**
TOTAL ASSETS	**$91,249.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	12,711.38
Total Accounts Payable	**12,711.38**
Other Current Liabilities	
Loan Payable - Sound Capital Management	8,000.00
Total Other Current Liabilities	**8,000.00**
Total Current Liabilities	**20,711.38**
Long-Term Liabilities	
N/P - Colossul Studios	240,000.00
Total Long-Term Liabilities	**240,000.00**
Total Liabilities	**260,711.38**
Equity	
Preferred Stock	
Angel Acceleration Fund	1,000,000.00
Crowdfund	550,959.48
Total Preferred Stock	**1,550,959.48**
Retained Earnings	-1,043,821.49
SAFE - Christine Moore	250,000.00
Net Income	-926,600.04
Total Equity	**-169,462.05**
TOTAL LIABILITIES AND EQUITY	**$91,249.33**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-926,600.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Advance - Johnny Bosch	713.10
Accounts Payable (A/P)	-1,122.81
Loan Payable - Sound Capital Management	8,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,590.29**
Net cash provided by operating activities	**-919,009.75**
FINANCING ACTIVITIES	
Preferred Stock:Angel Acceleration Fund	250,000.00
SAFE - Christine Moore	250,000.00
Net cash provided by financing activities	**500,000.00**
NET CASH INCREASE FOR PERIOD	**-419,009.75**
Cash at beginning of period	510,259.08
CASH AT END OF PERIOD	**$91,249.33**

Qayinara Animation, Inc

Statement of Change in Owner's Equity

For the Year Ended December 31, 2024

Beginning Equity	$257,137.99
Equity Issuance	$500,000.00
Net Income	-$926,600.04
Ending Equity	-$169,462.05

Qayinara Animation, Inc

Statement of Change in Owner's Equity

For the Year Ended December 31, 2025

Beginning Equity	-169,462.05
Equity Issuance	$38,711.38
Net Income	-$125,125.60
Ending Equity	-$255,876.27

Qayinara Animation, Inc.
Statement of Cash Flows Unaudited
January - December 2025

		Total
OPERATING ACTIVITIES		
Net Income		-177,159.60
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Advance - Jason Moody		-10,000.00
A/P - Penguin Random House		23,120.00
Short-Term Loan Payable: Brad Gibson		26,100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	39,220.00
Net cash provided by operating activities	-$	137,939.60
FINANCING ACTIVITIES		
N/P - Colossul Studios		52,034.00
Net cash provided by financing activities	$	52,034.00
Net cash increase for period	-$	85,905.60
Cash at beginning of period		91,249.33
Cash at end of period	$	5,343.73

Wednesday, Apr 29, 2026 01:24:58 PM GMT-7